UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Spring Creek Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8374R104

(CUSIP Number)

Peter Paul Mendel, Esq.

c/o PEMGROUP

1 Park Plaza, Suite 550

Irvine, CA 92614-2594

(949) 757-0977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8374R104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Private Equity Management Group LLC 68-0520830
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3 below
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 800,000(1)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 800,000(1)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 800,000 shares of Ordinary Shares issuable upon exercise of warrants. See Items 5 and 6 below regarding such warrants.

(2)	Based upon 5,625,000 shares of Ordinary Shares outstanding as of March 4, 2008, as reported on the Issuer’s Prospectus filed with the Securities & Exchange Commission on February 28, 2008.

ITEM 1.	SECURITY AND ISSUER

The name of the issuer is Spring Creek Acquisition Corp., a Cayman Islands exempted limited life company (the “Issuer”). The Issuer’s principal executive offices are located at 10F, Room #1005, Fortune Int’l Building, No. 17, North DaLiuShu Road, Hai Dian District, Beijing 100081, People’s Republic of China. This Schedule 13D relates to the Issuer’s ordinary shares, $0.001 par value per share (the “Ordinary Shares”).

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed by Private Equity Management Group LLC, a Nevada limited liability company (the “Reporting Person”) whose principal business address is One Park Plaza, Suite 550, Irvine, CA 92614-2594. The Reporting Person is a private equity investment vehicle that invests in, among other things, equity securities of public and private companies. Additionally, information is included herein with respect to Danny Pang, Robert J. Anderson, Wilbur Quon, Todd D. Gillespie, Peter Paul Mendel, Lian-Hung Chan, Yuan-Feng Sandra Chang and Anthony Bufinsky (collectively, the “LLC Members”), each of whom is a member of the Reporting Person.

The executive officers and directors of the Reporting Person are Danny Pang (Chairman and Chief Executive Officer), Robert J. Anderson (Co-President and Chief Operating Officer), Wilbur Quon (Chief Financial Officer), Todd D. Gillespie (Managing Director, Longevity Risk Management), Peter Paul Mendel (Managing Director, Secretary, and Chief Compliance Officer), Lian-Hung Chan (Co-President and General Manager, Asia Pacific), Yuan-Feng Sandra Chang (Managing Director, Research and Analytics) and Anthony Bufinsky (Managing Director Chairman’s Office), each of whom is a natural person.

Danny Pang has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Pang’s principal occupation is as the Chairman and Chief Executive Officer of the Reporting Person. Mr. Pang is a citizen of the United States.

Robert J. Anderson has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Anderson’s principal occupation is as the Co-President and Chief Operating Officer of the Reporting Person. Mr. Anderson is a citizen of the United States.

Wilbur Quon has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Quon’s principal occupation is as the Chief Financial Officer of the Reporting Person. Mr. Quon is a citizen of the United States.

Todd D. Gillespie has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Gillespie’s principal occupation is as the Managing Director of Longevity Risk Management of the Reporting Person. Mr. Gillespie is a citizen of the United States.

Peter Paul Mendel has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Mendel’s principal occupation is as the Managing Director, Secretary, and Chief Compliance Officer of the Reporting Person. Mr. Mendel is a citizen of the United States.

Lian-Hung Chan has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Chan’s principal occupation is as the Co-President and General Manager, Asia Pacific of the Reporting Person. Mr. Chan is a citizen of Taiwan, Republic of China.

SCHEDULE 13D

CUSIP No. G8374R104

Yuan-Feng Sandra Chang has her business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Ms. Chang’s principal occupation is as the Managing Director of Research and Analytics of the Reporting Person. Ms. Chan is a citizen of Taiwan, Republic of China.

Anthony Bufinsky has his business address at One Park Plaza, Suite 550, Irvine, CA 92614-2594. Mr. Bufinsky’s principal occupation is as the Managing Director Chairman’s Office of the Reporting Person. Mr. Bufinsky is a citizen of the United States.

Each of the persons named in this Item 2 other than the Reporting Person disclaims beneficial ownership of the securities beneficially owned by the Reporting Person.

None of the Reporting Person, nor any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On or about February 28, 2008, the Reporting Person purchased an aggregate of 800,000 units of securities (“Unit”) of the Issuer in connection with the Issuer’s initial public offering that was consummated on or about February 27, 2008. Each Unit consists of one Ordinary Share and warrant to purchase one Ordinary Share (the “Warrant” and together with the Ordinary Shares, the “Securities”). The Units were purchased by the Reporting Person in cash at a price of $8.00 per Unit for an aggregate of $6,400,000 (the “Purchase Price”). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00. Each of the Ordinary Shares and Warrants may trade separately on the 90th day after the initial public offering unless the underwriter in the initial public offering, EarlyBirdCapital Inc. (“EarlyBird”), determines that an earlier date is acceptable.

The source of funds used to pay the Purchase Price is derived from an inter-company loan arrangement between the Reporting Person and an affiliate of the Reporting Person (the “Affiliated Lender”). Under this arrangement, the Affiliated Lender agreed to lend such funds to the Reporting Person at an interest rate of 10% per annum, to be paid at the option of the Reporting Person during a five year term. The Reporting Person agrees to pay all unpaid principal and accrued interest at the end of such five-year term. In addition, the obligation of the Reporting Person under such loan arrangement is secured by the Securities purchased by the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosures set forth in Item 3 herein are incorporated by reference. The Reporting Person acquired the Securities as described above for investment purposes and not to influence the management, policies or control of the Issuer.

Except as described in this Schedule 13D, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the other persons named in Item 2 herein, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. G8374R104

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Ownership of Shares of Issuer’s Ordinary Shares

The Reporting Person beneficially owns in the aggregate 800,000 shares of Ordinary Shares, constituting approximately 14.2% of the outstanding shares of Ordinary Shares of the Issuer, based upon 5,625,000 shares of Ordinary Shares outstanding as of March 4, 2008, as reported on the Issuer’s Prospectus filed with the Securities & Exchange Commission on February 28, 2008.

The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, an aggregate of 800,000 shares of Ordinary Shares. The LLC Members, as members of the Reporting Person, acting by majority in membership interests have the power to vote or direct the vote, and the power to dispose or to direct the disposition of, an aggregate 800,000 shares of Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 herein (including the LLC Members, either individually or collectively) is the beneficial owner of the Securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The beneficial ownership reported herein does not include shares of Ordinary Shares which may be acquired upon exercise of the Warrants because the Warrants are not exercisable within next 60 days and may not become exercisable within the next 60 days.

(c) Recent Transactions

Except as set forth herein, the Reporting Person has not effected any transaction in the Issuer’s Ordinary Shares during the past sixty (60) days.

(d) Right to Receive Dividends

Not applicable.

(e) Ownership of Less Than 5% of the Class of Securities

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosures set forth in Item 3 relating to the loan arrangement between the Reporting Person and the Affiliated Lender are incorporated by reference.

The Warrants were issued to the Reporting Person under a warrant agreement between the Issuer and American Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Pursuant to the Warrant Agreement, each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00. Each Warrant will become exercisable six months after the Issuer’s completion of a

SCHEDULE 13D

CUSIP No. G8374R104

business combination and will expire on February 26, 2013, or earlier upon redemption. The foregoing description of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, which is filed as an exhibit to this Schedule 13D.

Except as otherwise described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	The Warrant Agreement between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on February 4, 2008).

SCHEDULE 13D

CUSIP No. G8374R104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 5, 2008

Private Equity Management Group, LLC

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	Co-President and Chief Operating Officer

By:	/s/ Peter Paul Mendel
Name:	Peter Paul Mendel
Title:	Managing Director, Secretary, and Chief Compliance Officer